SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. __)1/

                           Whittaker Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                 96680 40 7
-------------------------------------------------------------------------------
                               (CUSIP Number)


                              David S. Richter
                     Waveland Capital Management, L.P.
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 739-2138
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               December 15, 1998
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

------------------------

1/      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.: 96680-40-7                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         Waveland Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Illinois
--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                  --------------------------------------------------------------
NUMBER OF            8        SHARED VOTING POWER
SHARES                              572,700
BENEFICIALLY      -------------------------------------------------------------
OWNED BY             9        SOLE DISPOSITIVE POWER
EACH
REPORTING         ------------------------------------------------------------
PERSON               10       SHARED DISPOSITIVE POWER
                              572,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         572,700 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.05%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN


                                                          Page 2 of 11 Pages

 CUSIP NO.: 96680-40-7                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Capital Management, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                   ------------------------------------------------------------
NUMBER OF             8        SHARED VOTING POWER
SHARES                              572,700
BENEFICIALLY       ------------------------------------------------------------
OWNED BY              9        SOLE DISPOSITIVE POWER
EACH
REPORTING          ------------------------------------------------------------
PERSON                10       SHARED DISPOSITIVE POWER
                                    572,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          572,700 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.05%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN

--------------------------------------------------------------------------------

                                                         Page 3 of 11 Pages

 CUSIP NO.: 96680-40-7                13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                        Clincher Capital Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Illinois

--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                 ---------------------------------------------------------------
NUMBER OF            8        SHARED VOTING POWER
SHARES                        572,700
BENEFICIALLY     --------------------------------------------------------------
OWNED BY             9        SOLE DISPOSITIVE POWER
EACH
REPORTING        --------------------------------------------------------------
PERSON               10       SHARED DISPOSITIVE POWER
                              572,700

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         572,700 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.05%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------


                                                           Page 4 of 11 Pages

 CUSIP NO.: 96680-40-7                   13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                     Waveland Capital Management, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                          Illinois

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                    ------------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              572,700
BENEFICIALLY        -----------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING           -----------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    572,700

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         572,700 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.05%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------

                                                         Page 5 of 11 Pages

 CUSIP NO.: 96680-40-7               13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    Waveland Partners, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Cayman Islands

--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                 ---------------------------------------------------------------
NUMBER OF             8        SHARED VOTING POWER
SHARES                              572,700
BENEFICIALLY     --------------------------------------------------------------
OWNED BY              9        SOLE DISPOSITIVE POWER
EACH
REPORTING        --------------------------------------------------------------
PERSON                10       SHARED DISPOSITIVE POWER
                                    572,700
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         572,700 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.05%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------


                                                            Page 6 of 11 Pages

 CUSIP NO.: 96680-40-7                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                            Waveland International, Ltd.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

--------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                  --------------------------------------------------------------
NUMBER OF            8        SHARED VOTING POWER
SHARES                        572,700
BENEFICIALLY      -------------------------------------------------------------
OWNED BY             9        SOLE DISPOSITIVE POWER
EACH
REPORTING         -------------------------------------------------------------
PERSON               10       SHARED DISPOSITIVE POWER
                              572,700

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         572,700 Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.05%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

--------------------------------------------------------------------------------


                                                         Page 7 of 11 Pages

ITEM 1.     SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $0.01 per share ("Common Stock"), of Whittaker Corporation, a Delaware corporation (the "Issuer") with its principal executive office located at 1955 North Surveyor Avenue, Simi Valley, California 93063.

ITEM 2.   IDENTITY AND BACKGROUND.

         This statement is being filed by Waveland International, Ltd., a Cayman Islands exempted company ("Waveland International"), Waveland Partners L.P., an Illinois limited partnership ("Waveland"), Waveland Capital Management, L.P., an Illinois limited partnership ("Waveland Capital"), Clincher Capital Corporation, an Illinois Corporation ("Clincher"), Waveland Capital Management, LLC, an Illinois limited liability company ("Waveland LLC") and Waveland Partners, Ltd., a Cayman Islands exempted company ("Partners Ltd." and together with Waveland International, Waveland, Waveland Capital, Clincher and Waveland LLC, the "reporting persons").

         The reporting persons have their principal offices at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland Capital's principal business is as the general partner of Waveland. Waveland's principal business is as the majority-owner of Waveland International. Waveland LLC's principal business is as the investment advisor of Partners Ltd. Partners Ltd.'s principal business is as the minority-owner of Waveland International. Waveland International's principal business is investments in marketable securities.

         (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

Name                     Principal Occupation or Employment
----                     ----------------------------------

David S. Richter         Director, President, Secretary and Treasurer, Clincher
                         Capital Corporation, the general partner of Waveland
                         Capital Management, L.P., the general partner of Waveland Capital Management, LLC; Director and
                         President, Waveland Partners, Ltd.; Director and
                         President, Waveland International, Ltd.


                                                          Page 8 of 11 Pages

Stephen J. Malkin        Director and Chairman of the Board, Clincher Capital
                         Corporation, the general partner of Waveland Capital
                         Management, L.P.  the general partner of Waveland
                         Partners, L.P.; Manager, Waveland Capital
                         Management, LLC.

Michael J. Sacks         Director and Chief Executive Officer, Clincher Capital
                         Corporation, the general partner of Waveland Capital
                         Management, L.P. the general partner of Waveland
                         Partners, L.P.; Manager, Waveland Capital
                         Management, LLC.

Paul A. Meister         Vice President and Assistant Secretary, Clincher Capital
                        Corporation, the general partner of Waveland Capital
                        Management, L.P., the general partner of Waveland
                        Partners, L.P.; Manager, Waveland Capital
                        Management, LLC; Director and Vice President,
                        Waveland Partners, Ltd.; Director and Vice President,
                        Waveland International, Ltd.

Julie Tostevin           Director and Secretary, Waveland Partners, Ltd.;
                         Director and Secretary, Waveland International, Ltd.

         (d) During the last five years, none of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The working capital of Waveland International is the source of funds used in making purchases of Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

         The acquisition of Common Stock reported herein is for investment purposes. The reporting persons routinely monitor the performance of their investments, including their investment in the Issuer. In this connection, the reporting persons intend to continuously evaluate the Issuer's business, financial condition, operating results, capital structure,

                                                        Page 9 of 11 Pages
management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the reporting persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Depending on such evaluations, the reporting persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. In the interest of maximizing shareholder value, the reporting persons may from time to time develop plans respecting, or propose changes in, the management, policies, operations, capital structure or business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D, including, without limitation, acquisitions or dispositions of one or more businesses, business combinations involving the Issuer, changes in the board of directors or management of the Issuer, changes in the Issuer's capitalization, actions respecting anti-takeover measures, or changes in the Issuer's compensation or dividend policies. Notwithstanding the foregoing, the reporting persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) Waveland International has acquired 572,700 shares of Common Stock representing approximately 5.05% of the shares of Common Stock outstanding as of July 31, 1998 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 31, 1998).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Stock acquired by Waveland
International.

         (c) In the past 60 days, Waveland effected the following open market purchases of Units:

                           Number of
                           Shares of                 Average
                           Common Stock              Price
Date                       Acquired                  Per Share
----                       ------------              ---------

12/15/98                   445,000                   $11.875

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number        Description
------        ------------

99.1          Joint Filing Agreement


                                                          Page 10 of 11 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1998

                            WAVELAND PARTNERS, L.P.
                            By: Waveland Capital Management, L.P.
                                Its: General Partner
                                By: Clincher Capital Corporation
                                    Its: General Partner

                                    By:  /s/ David S. Richter
                                         ---------------------------
                                         David S. Richter, President

                            WAVELAND CAPITAL MANAGEMENT, L.P.
                            By: Clincher Capital Corporation
                                Its: General Partner

                                    By:  /s/ David S. Richter
                                         ---------------------------
                                         David S. Richter, President

                            CLINCHER CAPITAL CORPORATION


                                    By:  /s/ David S. Richter
                                         ---------------------------
                                         David S. Richter, President


                            WAVELAND CAPITAL MANAGEMENT, LLC



                                    By:  /s/ David S. Richter
                                         ---------------------------
                                         David S. Richter, Manager


                             WAVELAND PARTNERS, LTD.


                                    By:  /s/ David S. Richter
                                        ---------------------------
                                    David S. Richter, President



                              WAVELAND INTERNATIONAL, LTD.


                                    By:  /s/ David S. Richter
                                         ---------------------------
                                     David S. Richter, President

                                                        Page 11 of 11 Pages